                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                             (Amendment No. _____)*


                             Novatel Wireless, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    66987M109
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

                 [ ] Rule 13d-1(b)

                 [ ] Rule 13d-1(c)

                 [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages
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         CUSIP No.   66987M109        13G                  Page  2  of  7  Pages

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Cornerstone Equity Investors IV, L.P.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                        (a)                                                [ ]

                        (b)                                                [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           0
                                       -----------------------------------------
            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                          6,265,248   (See Item 4)
                                       -----------------------------------------
                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                       -----------------------------------------
               PERSON                     8     SHARED DISPOSITIVE POWER

                 WITH                           6,265,248   (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,265,248   (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             12%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP No.   66987M109        13G                  Page  3  of  7  Pages

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Cornerstone IV, L.L.C.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                        (a)                                                [ ]

                        (b)                                                [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           0
                                       -----------------------------------------
            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                          6,265,248   (See Item 4)
                                       -----------------------------------------
                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                       -----------------------------------------
               PERSON                     8     SHARED DISPOSITIVE POWER

                 WITH                           6,265,248   (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,265,248   (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             12%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            00
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP No.   66987M109            13G              Page  4  of  7  Pages

ITEM 1(a)         NAME OF ISSUER:

                  Novatel Wireless, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  9360 Towne Center Drive, Suite 110
                  San Diego, CA 92121

ITEM 2(a)         NAME OF PERSON FILING:

                  This statement is being filed by Cornerstone Equity Investors IV, L.P. ("Cornerstone") and Cornerstone IV, L.L.C. ("Cornerstone LLC") (collectively, the "Reporting Entities").

                  Cornerstone is a Delaware limited partnership. The principal business of Cornerstone is to make private equity investments.

                  Cornerstone LLC is a Delaware limited liability company. The principal business of Cornerstone LLC is to be the general partner of Cornerstone.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of each of the Reporting Persons is 717 Fifth Avenue, Suite 1100, New York, NY 10022.

ITEM 2(c)         CITIZENSHIP:

                  Each of the Reporting Persons that are entities is organized under the laws of the State of Delaware.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share.

ITEM 2(e)         CUSIP NO.:

                  66987M109

ITEM 3 IF THIS STATEMENT IS FILE PURSUANT TO RULES 13d-1(b), OR 13d-2(b),CHECK WHETHER THE PERSON FILING IS A:
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         CUSIP No.   66987M109             13G             Page  5  of  7  Pages

                  Not Applicable.

ITEM 4            OWNERSHIP:

                  Cornerstone beneficially owns 6,265,248 shares of Common Stock of the Issuer.

                  Cornerstone LLC, as the sole General Partner of Cornerstone, may be deemed to have the shared power to vote and dispose of all 6,265,248 shares of Common Stock held by Cornerstone, which constitutes approximately 12% of the outstanding Common Stock.

                  Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 6,265,248 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 12% of the outstanding Common Stock. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 52.1 million shares of Common Stock outstanding. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

                  Not applicable.

         CUSIP No.   66987M109             13G             Page  6  of  7  Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2001


                                      CORNERSTONE EQUITY INVESTORS, IV, L.P.

                                      By:  Cornerstone IV, L.L.C.
                                      Its:   General Partner



                                      By: /s/ William E. Austin, Jr.
                                          ------------------------------
                                            Name: William E. Austin, Jr.
                                            Title: Member


                                      CORNERSTONE IV, L.L.C.



                                      By: /s/ William E. Austin, Jr.
                                          ------------------------------
                                            Name: William E. Austin, Jr.
                                            Title: Member

         CUSIP No.   66987M109             13G             Page  7  of  7  Pages

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 30, 2001


                                    CORNERSTONE EQUITY INVESTORS, IV, L.P.

                                    By:  Cornerstone IV, L.L.C.
                                    Its:   General Partner



                                    By:  /s/ William E. Austin, Jr.
                                         -----------------------------
                                          Name: William E. Austin, Jr.
                                          Title: Member


                                    CORNERSTONE IV, L.L.C.



                                    By:  /s/ William E. Austin, Jr.
                                         -----------------------------
                                          Name: William E. Austin, Jr.
                                          Title: Member